希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L073-08cc/fy
Your Ref :

17 March 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549 [redacted]
USA
Mailstop: 3-2

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617 - Announcement Regarding Appointment of New Executive Directors

We, a company incorporated in Hong Kong, furnish a copy of the subject announcement dated 14 March 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLM

dw 4/1

RECEIVED
2008 MAR 31 P 5:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code : 00014)

APPOINTMENT OF NEW EXECUTIVE DIRECTORS

Appointment of Mr. Ricky Tin For Tsang and Ms. Wendy Wen Yee Yung as executive Directors

The Company is pleased to announce that Mr. Ricky Tin For Tsang and Ms. Wendy Wen Yee Yung will be appointed as executive Directors of the Company effective 1 April 2008.

Mr. Ricky Tin For Tsang, aged 46, is currently the Chief Financial Officer and director of certain subsidiaries of the Company. He joined the Group in 2004 and oversees the areas of financial control and accounting, treasury, corporate finance and institutional investors relations, as well as information technology. He had previously held senior positions in risk management, treasury and financial control with major financial institutions in the United Kingdom and in Hong Kong. Mr. Tsang holds a Masters' Degree in Engineering from Oxford University, United Kingdom. He is also qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales, and is a Fellow of Hong Kong Institute of Certified Public Accountants. He is also a member of the Association of Corporate Treasurers in the United Kingdom.

Mr. Tsang's compensation package includes a fixed package (including base salary and pensions) of HK$2,822,500 per annum and he will be entitled to a performance bonus at a level to be approved by the Emoluments Review Committee having regard to the performance of the Group and the individual concerned. He may also be granted long-term incentives in the form of share options. This compensation package is determined having given consideration to the level of responsibility, experience and abilities required of the Director and the remuneration offered for similar positions in comparable companies. He receives no other compensation from the Company or any of its subsidiaries. Mr. Tsang has personal interests in 40,000 shares and 295,000 share options of the Company within the meaning of Part XV of the SFO as at the date of this announcement.

Ms. Wendy Wen Yee Yung, aged 46, is currently the Company Secretary and Head of Corporate Services Division and director of certain subsidiaries of the Company. She joined the Group in 1999 and is responsible for the Group's corporate services including legal and secretarial, human resources and administration, as well as corporate communications. A solicitor by training, Ms. Yung was a partner of an international law firm prior to joining the Group. Ms. Yung holds a Master of Arts Degree from Oxford University, United Kingdom. She is also a Member of the Hong Kong Institute of Certified Public Accountants. She sits on the Hong Kong Selection Committee of the Rhodes Scholarships, as well as a number of committees of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries respectively.

Ms. Yung's compensation package includes a fixed package (including base salary and pensions) of HK$2,822,500 per annum and she will be entitled to a performance bonus at a level to be approved by the Emoluments Review Committee having regard to the performance of the Group and the individual concerned. She may also be granted long-term incentives in the form of share options. This compensation package is determined having given consideration to the level of responsibility, experience and abilities required of the Director and the remuneration offered for similar positions in comparable companies. She receives no other compensation from the Company or any of its subsidiaries. Ms. Yung has personal interests in 28,000 shares and 301,000 share options of the Company within the meaning of Part XV of the SFO as at the date of this announcement.

In accordance with the Articles of Association, Mr. Tsang and Ms. Yung will hold office until the next annual general meeting of the Company to be held on 14 May 2008 and will be eligible for re-election. All Directors of the Company are subject to retirement by rotation at least once every three years at the annual general meeting of the Company since their last re-election.

General

Save as disclosed above, neither Mr. Tsang nor Ms. Yung (i) has any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company; (ii) has any directorship in other listed public companies in the last three years; and there is no other information that should be disclosed under Rule 13.51(2) of the Listing Rules nor any other matter that needs to be brought to the attention of the shareholders.

Definitions

Unless the context otherwise requires, capitalised terms used in this announcement shall have the following meanings:

"Articles of Association"	the articles of association of the Company (as amended from time to time);
"Board"	the board of Directors of the Company;
"Company"	Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"Directors"	the directors from time to time of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and
"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong.

On behalf of the Board
Wendy Wen Yee Yung
Company Secretary

Hong Kong, 14 March 2008

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

END